Mail Stop 4561

April 10, 2009

Mr. David A. Viniar
Chief Financial Officer
The Goldman Sachs Group, Inc.
85 Broad Street
New York, NY 10004

>   **Re: The Goldman Sachs Group, Inc.**
>   **Form 10-K for the Year Ended November 28, 2008**
>   **Filed January 27, 2009**
>   **File No. 1-14965**

Dear Mr. Viniar:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Fair Value, page 66

1.   We note that you provide disclosure on page 157 regarding gain/loss on items that you <u>elect</u> to carry at fair value. Please tell us what consideration you gave to additionally disclosing the gain/loss on other items that you are required to carry at fair value.

2.   You disclose on page 68 that your investment in ICBC is valued using the quoted market price adjusted for transfer restrictions. We note that the ICBC shares are subject to transfer restrictions that, among other things, prohibit any sale, disposition or other transfer until April 28, 2009, and that from April 28, 2009 to October 20, 2009 you may transfer up to 50% of the aggregate ordinary shares of ICBC that you owned as of October 20, 2006. We also note that after October 20, 2009, you can transfer the remaining shares. Please clarify if the transfer restrictions are specific to the securities and would transfer to market participants or if the restrictions are specific to the holder of the securities and tell us how you considered paragraphs A28 and A29 of SFAS 157 when determining that it was appropriate to adjust the market price to determine the fair value of your investment.

Fair Value Hierarchy – Level 3, page 70

3.   We note your disclosure that recent market conditions have increased the level of management judgment required to value cash trading instruments classified within level 3 of the fair value hierarchy, specifically in determining the appropriate risk-adjusted discount rate. Please tell us what consideration you gave to providing a sensitivity analysis related to the valuation of these instruments.

Valuation Methodologies for Level 3 Assets, page 70

4.   Please tell us what consideration you gave to including a discussion of the specific significant inputs that became observable and unobservable for transfers into and out of Level 3, respectively, in your disclosure.

Operating Expenses, page 81

5.   We note your disclosure that the increase in non-compensation expenses related to consolidated entities held for investment purposes (about $333 million according to page 82) primarily reflected the impact of impairment on certain real estate assets during 2008. Please tell us and in future filings disclose in your notes to consolidated financial statements the information required by paragraph 26 of SFAS No. 144.

Provision for Taxes, page 83

6.   You disclose on page 83 that the decrease in the effective income tax rate was primarily due to an increase in permanent benefits as a percentage of lower earnings and changes in geographic earnings mix. We also note your disclosure on page 198 which identifies foreign operations as a significant reconciling item in your reconciliation of the U.S. federal statutory income tax rate to your

effective income tax rate. Please provide us with an expanded explanation of the change in the effective income tax rate; please discuss the changes in geographic earnings mix in more detail and tell us your expectations for the future.

Asset-Liability Management, page 119

7.   We note a net decrease in the carrying value of other investments in funds, which includes interests in investment funds that you manage, of $723 million in 2008, of which $527 million was in the fourth quarter. To the extent that the change in your investment in any individual fund was material to your results of operations, please tell us what consideration you gave to specifically discussing the fund/funds and its/their performance in your MD&A.

Consolidated Statements of Earnings, page 131

8.   We note that you present "Total Revenues" before interest expense on your statements of earnings. It appears that this subtotal is not consistent with Rule 9-04 of Regulation S-X since it includes interest income on a gross basis, rather than net interest income. Please tell us what consideration you gave to netting interest income and interest expense and including only the net amount as part of revenues.

9.   It appears that your revenue line items may aggregate items that should be presented separately in accordance with Rule 9-04.13 of Regulation S-X. Please tell us why you believe it is not necessary to disaggregate these items.

10.   On page 82 you disclose that consolidated entities held for investment purposes are entities that are held strictly for capital appreciation, have a defined exit strategy and are engaged in activities that are not closely related to your principal businesses and that these investments include consolidated entities that hold real estate assets, such as hotels. You also disclose that revenues related to such entities are included in "Trading and principal investments" in the consolidated statements of earnings, and the increase in non-compensation expenses related to consolidated entities held for investment purposes (about $333 million according to page 82) primarily reflected the impact of impairment on certain real estate assets during 2008. Please tell us what consideration you gave to presenting a separate line item titled "net cost of operation of other real estate" (including provisions for real estate losses, rental income, and gains and losses on sales of real estate, if applicable) as part of expenses in accordance with Rule 9-04.14 of Regulation S-X.

11.   It appears that your line item for "Other Expenses" may aggregate items that are greater than one percent of total interest income and other income. Please tell us how you have complied with Rule 9-04.14 of Regulation S-X, or tell us why you believe it is not necessary to disaggregate these items.

Note 3. Financial Instruments, page 149

Level 3 Financial Assets and Financial Liabilities, page 156

12.   Please tell us what consideration you gave to disclosing transfers in and out separately in the Level 3 roll-forward or providing amounts on a gross basis in a footnote to the table.

The Fair Value Option, page 157

13.   We note that the line item "Other" in your table disclosure of gains and losses from fair value changes aggregates the gains and losses related to several line items of your consolidated statements of financial condition. Please tell us whether you have netted any significant gains and losses from fair value changes in individual line items of your consolidated statements of financial condition. See paragraph 19(a) of SFAS No. 159.

Derivative Activities, page 160

14.   Please tell us what consideration you gave to providing disclosures required by FSP FAS 133-1 and FIN 45-4 for each group of similar credit derivatives (e.g., by major types of contracts and major types of referenced/underlying asset classes).

15.   For credit protection sold and credit protection purchased, please tell us and consider disclosing the extent to which the derivative activity was for the following purposes:
   *   Provide default risk protection to offset credit exposure to your holdings of the related reference entity's debt in your loan portfolio, investment portfolio, or loan commitments outstanding;
   *   Create new credit exposure for your own trading purposes;
   *   Reflect credit exposures taken for the benefit of your clients; and
   *   Provide an offset to credit exposure taken for the benefit of clients.

        Also, please discuss your overall strategies employed in your credit derivatives portfolio as well as any changes in those strategies during the periods presented.

16.   In addition to the above, please tell us and consider disclosing the following
        information related to your credit default swaps:

- Discuss the nature of the different types of credit derivatives.
- Separately quantify the gross realized gains and losses from your credit
  derivative activity.
- Discuss the settlement triggers that are typical in your credit derivative
  portfolio. To the extent the nature of the triggers varies within your portfolio,
  discuss that fact accordingly.
- Discuss any trends experienced within the portfolio both in terms of positions
  held and realized gains and losses. Specifically disclose the reasons for the
  significant changes in the notional amounts as well as the reasons for the
  changes in the fair values of the credit derivatives. Discuss any expected
  changes to those trends.
- Discuss the types of counterparties (e.g. broker-dealers, other financial
  institutions, non-financial institutions, and insurance and financial guaranty
  firms) to your credit protection purchased. Consider quantifying the notional
  amount of credit derivatives by type of counterparty, separated between
  whether you purchased protection from the counterparty or sold protection to
  the counterparty.
- Discuss how you incorporated your own credit risk and the counterparty's
  credit risk in your valuation of the credit derivative.

17.   Please clarify for us where your credit derivatives are classified within the fair
        value hierarchy.

Note 16. Income Taxes, page 196

18.   We note that one of the significant components of your deferred tax assets is
        labeled "Other, net" in your income tax footnote. Please explain to us what is
        included in that line item totaling $1.5 billion.

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        Please respond to these comments via EDGAR within 10 business days or tell us
when you will provide us with a response. Please understand that we may have
additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

Mr. David A. Viniar
The Goldman Sachs Group, Inc.
April 10, 2009
Page 6

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

 If you have questions, please contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3782.

Sincerely,

Jessica Barberich
Assistant Chief Accountant